Exhibit 99.1

Link Motion Announces Update on China AI Capital Investment

BEIJING – September 25, 2018 – Link Motion Inc., (NYSE: LKM), a leading smart car and smart ride company, today announced an update on the China AI Capital Limited (“China AI”) investment in the Company. On July 19, 2018 the Company announced that the Company and China AI entered into a subscription agreement (the “Subscription Agreement”), under the terms of which China AI agreed to purchase 70,175,439 Class B common shares (Class B shares), or the economic equivalent of 14,035,088 American depository shares (ADSs) each representing five (5) Class A common shares of the Company, for a purchase price of $0.285 per Class B share, or the equivalent of $1.425 per ADS. At the time of the signing of the Subscription Agreement, China AI paid an initial US$10 million of the total US$20 million purchase price, the remaining $10 million of the aggregate purchase price was to be paid, subject to customary closing conditions, on or before September 19, 2018. However, as of this date, the Company has not performed or completed certain closing conditions as required under the Subscription Agreement, including the filing of its annual report on Form 20-F for the year 2017. Therefore, the Company and China AI have agreed to extend the closing date to November 19, 2018 to provide for sufficient time for the Company to be able to fulfill its obligation to meet the required closing conditions.